Exhibit 12.1

Rambus Inc.

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,			Fiscal Year ended September 30,		Six Months Ended June 30,
	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)	2005	2004(1)
Earnings:
Income before income taxes & fixed charges(2)	33.1	34.1	36.6	49.6	(138.8)	16.1	25.6
Fixed charges(2)	00	00	00	00	00.6		0

Earnings available to cover fixed charges(2)						16.7	25.6

Fixed charges:
Amortization of dept expenses(2)	00	00	00	00	00.6		00

Total fixed charges(2)	00	00	00	00	00.6		00

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	28:1	N/A

(1)	We had no fixed charges during these periods.
(2)	Numbers are in millions.

These computations include us and our consolidated subsidiaries. For these ratios, “earnings” is determined by adding “total fixed charges” to income before income taxes. For this purpose, “total fixed charges” consists of interest on all indebtedness and amortization of debt discount and expense, and an interest factor attributable to rentals. There were no fixed charges for the fiscal years ended December 31, 2004, 2003 and 2002. There were fixed charges of $600,000 and $0 for the six months ended June 30, 2005 and 2004, respectively.